INVEST IN **WORLD ILLUSTRATED**

Innovative, disruptive platform combining social media, publishing, e-commerce

PITCH VIDEO   INVESTOR PANEL



worldillustrated.com   Fort Myers FL

Software   Technology   Entertainment   AI   Advertising

LEAD INVESTOR



Nicholas Mavroleon

Over the years, I have advised and helped fund many early stage ventures. The World Illustrated idea is impressive in its simplicity and the elegance with which is it being developed- enhancing user experience. The company fills a space which benefits both users and contributors in a huge potential market. I like the existing cash flows, the experience of the team and that the project is in a very advanced stage. I believe crowdfunding will also go towards creating more awareness of the product - a win/win situation. I also think their go-to-market strategy is spot-on.

Invested $10,000 this round

Highlights

1. 🤑 Multiple revenue streams: licensing & merchandizing, advertising & sponsorship
2. 💸 We own a B2B content business with sales of $1.1 million & 25,000 users, reducing our burn rate
3. 🥇 First social media network to lead with professional, curated, organized multi-media content
4. 📈 Initial pool of 250m professional, high quality photos, videos, sound & articles. Growing daily
5. 🔥 Our management team has over 100 years experience in professional content management and marketing
6. 🌏 Our focused, quality content and tools will appeal to the world's 4 billion social media users
7. 💡Our social media users can publish, license & merchandize their content to the media & all users
8. 🌐 By using the platform, our investors can help us promote our stunning "window to the world" users
8. 🌐 By using the platform, our investors can help us promote our stunning "window to the world"

Our Team



Charles Taylor CEO and Board Member

Originally, an investment banker for 20 years. In 2001, he started a UK based content licensing business by acquiring 17 specialist collections & which is now owned by world illustrated. He was the publisher of a highly respected photography magazine

We are overwhelmed but addicted to on-line media and apps. Frustratingly, we often cannot find high quality content that satisfies our interests or needs. It can be time consuming and disappointing. Many sites don't have the functionality that would make our user experience more rewarding. We blend quality content with useful functionality



Lara Curci Head of Content and User Engagement

After completing a degree in Communications, Lara worked for a large Brazilian media company variously in the TV, newspaper, radio, and corporate departments. She also holds a degree at Parsons School of Design and had her own design studio in Miami.



Colin Finlay Board Member

Highly respected in the content licensing world, Colin is also MD of Avalon, our B2B content business; Previously he was Head of Image Resources - Natural History Museum UK and Global Sales Director, Archival Collections - Getty Images;



Lee Dalton Team Member

Lee has over 20 years' experience in the media licensing industry, recently as General Manager of Avalon Licensing where he managed Avalon's 8,500 contributing photographers and partners. He is a third-generation, widely published wildlife photographer.

Pitch

THE PROBLEM

We are overwhelmed by on-line media and apps, but yet addicted






Frustratingly, we often cannot find high-quality, professional content that satisfies our needs and interests, nor gives us inspiration, perhaps for a project.

In the mainstream media, content is often brief, transitory and hard to find later; the quality of content, especially visual, on specialists sites and blogs is often poor

Nor do many sites or apps offer integrated tools which could make our on-line experience better

It can be time consuming and disappointing

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CT, CEO: It all started when I wanted to go see photo exhibits in Paris. The search results gave me a mess of badly organized, uninformative and poor quality sites. It was frustrating and got me thinking...At the time, I owned a content licensing business. In it's archives, were tens of millions of high quality professionally shot images covering a host of topics, most of which the public never got to see. That business - Avalon - is now owned by world illustrated.



The Solution

world illustrated - a web publisher and social media platform which also has content licensing and merchandising functionality. A visual and technical experience that could rival Pinterest and Instagram






   

We mine and curate professional, high quality photos, videos, audio files and articles from the world's leading creators

Publish them by topic in an easy to use format, offering the user comprehensive, in-depth coverage

Deliver them to the users 'My world' social media account where they can see, share and shop

Offer the content for B2B and B2C licensing and use on products

It struck me that publishing content just wasn't enough - no matter how amazing it is. We needed some type of INNOVATION to make the site really sticky. Bingo! INTEGRATION. Add tools and functionality that enables the viewer to do lots of fun and useful things. The idea of world illustrated was born. We integrate quality content with social media functionality and licensing and merchandizing opportunities, creating a new and exciting type of social media platform. Our whole really is greater than the sum of our parts. This integration enables us to increase our revenue streams beyond the traditional social media platform ones of advertising and sponsorship. No other platform does this.



The website home screen

Content structure

We have 15 channels:- Our Planet, Arts & Culture, Style, Music, Hobbies, News, Famous, Sport, Health, Food, Drink, Tech & Science, Junior, Community, Military. Hundreds of sub-channels and thousands of threads on specific topics.

The user can search and view at any level.

If they are interested in a topic, they can follow it and new content on that topic will be delivered to their "My world" social media account as it is uploaded.

At world illustrated, we believe that content is king. It is an important hook to attract users. We currently have access to over 250 million images. The pool is growing daily.

Our music collection, for example, dates back to the 50's and includes the great, the dead, the new, the one-hit wonders. We cover gigs every day. In fact, our ambitions are to present content on a wide variety of music genres, not just the mainstream. Imagine being able to see a comprehensive multi-media history of your favorite band and have it delivered to your social media account. Buy a poster. Get a screensaver. Buy a ticket to a performance. Download a track. Watch a video.



Core Features

    

We edit and organise professional content

Publish the content to our website and IOS and Android apps

"My World" social media account. Users can follow specific content

B2B and B2C content licensing, merchandising and shopping

Social media users can publish and sell their own content

One of our most exciting features is how our My world social media account enables users to make money by posting their own content for licensing and merchandizing by the media and the public at large. That's on top of the thrill of it possibly being used in a national publication or TV show. Moreover, Pinterest, Instagram and Facebook don't offer their contributors these opportunities. We think our model will attract public and professional creators.

The publishing and content licensing elements of our offering are pretty much ready to roll. We have invested over $250,000 in developing them. Our editors have produced wonderful content sets that are now being uploaded. We want your help to finish off the My world functionality. An important part of our offering.



Business Model

Three streams of revenue

  

B2C merchandising. Prints, posters, T-shirts and more. Approx 15% of revenues

B2B and B2C content licensing, the Holy Grail for content creators. Approx 15% of revenues

Advertising, sponsorship. Right down to an individual content item and locality. Approx 70% of revenues

Our business model for content usage gives us a great advantage over other publishers who have to pay to publish content. We do not pay publication fees and, therefore, can publish huge amounts of material at no upfront cost. We share some of the advertising revenue with the copyright holder (professional



























contributors only) and give all contributors a commission on any licensing or merchandizing usage.

Traction

We have an existing, separate B2B content licensing operation. World Illustrated's publishing and licensing site will launch in Q2 2022. Approximately 6 months later, we will release our "My world" social media functionality. This is expected to be the main driver of value. Simultaneously, we will launch our merchandizing offering.

250 milion Assets	8,500 Contributors	16,500 Buyers	$1.1 million Sales
Initial pool of available content	Signed up professional creators	Existing professional customers	Current licensing revenues pa

Our live content feeds from some the world's leading agencies include news, sport, celebrity from all over the world...but our ambition to be our users' window to the world, covers topics like Hobbies. Stuff of real, day-to-day human interest. world illustrated also gives a voice to those producers of specialist content. There are lots of people who want to hear them, if only they can find them.

hobbies

Go to Market Strategy

Step 1. Further expand professional contributor base

Through a targeted campaign to attract further individual, professional contributors, especially specialists.

We are constantly attracting agency and institutional contributors. These provide large volumes of content.

Step 2. Convert contributors into social media users

Every contributor is automatically set up with a "My world" social media account. Our aim is to turn them into ambassadors. The most followed wildlife photographer on Instagram has 6.6 million followers

Step 3. Public user capture

We are approaching advertisers and sponsors and organisations to whom we offer content in return for access to their audiences which we hope to convert to "My world" social media users. The list of possibilities is endless...

7

Celebrity content is a big pull. We have that in spades. But in fact, we call our celebrity channel "Famous" and include content on people who were famous in history, in business, in politics, in art and culture. They too are a big pull for many users.

famous





User growth could be exponential.

If an initial 1,000 "My world" social media users each had 50 friends = 50,000 users

50,000 x 50 friends = 2,500,000 users

2,500,000 x 50 friends = 125,000,000 users

Our multi-topic, comprehensive, quality, content makes this a realistic ambition.

We don't expect to need a huge marketing budget if our contributors - and you - act as our ambassadors by getting people to follow them on their My world social media accounts. Did you know that the most followed wildlife photographer on Instagram has 6.6 million followers? The Our Planet channel has sub-channels that includes nature, travel and documentary content.



Market size

Number of social network users worldwide from 2017 to 2025 (in billions)
Number of global social network users 2017-2025







Unlike many businesses, we are truly scalable. We are not limited by geography or logistics. The world is our oyster.

Competitor revenues
Global annual revenue of Pinterest from 2016 to 2021 (in million U.S. dollars)
Pinterest worldwide annual revenue 2016-2021
statista
10

If - when - we get our audience, there is no reason why we can't be as big as the rest. Sometimes being a late adopter is a good thing. You can build something new and better. A great rule of business is to learn from and improve on your competitors. I always try to hire people smarter and better than me.

Competitor revenues
Annual Instagram advertising revenues in the United States from 2018 to 2023 (in billion U.S. dollars)
Instagram ad revenues in the U.S. 2018-2023
statista
11

Target Audience
1. Every internet user is a potential user of world illustrated. The more users we have, the greater the value of the company
2. Professional content creators. Individuals, agencies, museums, cultural organizations. Specialist producers are especially valuable so that we can attract the widest user audience
3. People who buy content for work. The media, companies, organizations
The public
Content creators
Content buyers
12

If you like Sports, we have an amazing live feed of events from all over the world. We also believe that that our other channels like Military and Community will be big pulls. Just think how many veterans there are in the world. How many people do service for their communities. We don't just present the obvious.

sport




Competitive Landscape
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	world illustrated	Facebook	Instagram	Pinterest
Curated professional content	x			
Social media account	x	x	x	
Users can sell content	x			
Advertising/sponsorship	x	x	x	x
Content licensing	x			
Merchandising	x		x	
Active users	25,000	2.7bn	1.1bn	478m
Valuation	$13.8m	$563bn	$100bn	$26bn
First round external funding	Up to $1m	$500k	$500k	$10m

Unique Advantages



Unlike any other social network, we lead with high quality, curated professional content. We believe that Content is King



Unlike other publishers, we only pay for content if we earn revenue from publishing or selling it



We are not just a publisher, nor just a social media network. We are both



We earn additional revenue from licensing and merchandising content

14

Our localization feature enables you to see content that is relevant to your location. You could be in Rome and want to find some attractions to visit or find a place to stay, We help you see what they are like and book them. We can also help you to shop. We have amazing fashion show coverage, for example. We can link an image of a dress directly to the designer's on-line store. This brings us additional revenue.



The Team















The Team

Colin Finlay, MD UK

A veteran of content licensing, Colin has been Director of Strategic Development at Avalon Licensing; Head of Image Resources at the Natural History Museum; Global Sales Director – Archival Collections at Getty Images. He has held senior sales positions at various publications.

Lee Dalton, Director UK

Lee has over 20 years' experience in the media licensing industry, recently as General Manager of Avalon Licensing where he managed Avalon's 8,500 contributing photographers. He is a third-generation, widely published wildlife photographer.

Lara Curci, Head of Content

With a degree in Communications, Lara worked for a large Brazilian media company variously in the TV, newspaper, radio, and corporate departments. She also holds a degree at Parsons School of Design.

Charles Taylor - Group CEO

Prior to founding world illustrated, Charles was an investment banker. In 2001, he started a content licensing business which became Avalon Licensing and which was acquired by world illustrated

15

My colleagues are incredible. Colin - there is nothing he doesn't know about photography and content licensing. Lee - cool and organized. Lara - a perfectionist and a relentless driver. Me? Well, I dreamt it all up and put it together. I hope that you back us.

Financials
For illustration only. The actual number of social media users is the key factor.
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	2022	2023	2024
Social media accounts	186k	23.3m	89.7m
Revenue	$1.26	$51.94m	$568.26m
Cost of sales	$392k	$19.88m	$225.12m
Gross profit	$870k	$32.06m	$343.14m
Expenses	$1.49m	$23.52m	$238.42m
Profit/(Loss)	($617k)	$8.54m	$104.72m

Forward-looking projections are not guaranteed.

We want you - not just for your money. By using the platform, you can be our ambassadors and bring in users by getting as many followers as you can on your My world account. This will help increase our revenues in an easy and practical way. Help us spread the word and grow your company into something valuable.

I WANT YOU

Fundraising & Use of funds

We are raising up to $250k for further programming and additional editorial staff

- First external funding round
- Over $260,000 already invested in development
- Additional funds would be used to hire additional editorial staff and add functionality with a view to accelerating growth and enhancing product appeal

Use of funds
Wefunder
6.5%



See, share and shop. Help us make world illustrated into everyone's "window to the world"

Thank you.

Charles